# SEC Schedule 13G/A (Amendment No. 28) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: The Estee Lauder Companies Inc., CIK 0001001250
CUSIP: 518439104
Title of class of securities: Class A Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 767 Fifth Ave, New York, New York (NY), 10153
Date of event which requires filing of this statement: 04/08/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000942617

## Reporting persons
- Ronald S. Lauder: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 12,728; shared voting power 66,971; sole dispositive power 12,728; shared dispositive power 66,971; aggregate amount beneficially owned 79,699 (0.01% of the class)
  Comment: See item 4

## Item 1. Issuer
Name of issuer: The Estee Lauder Companies Inc.
Address of issuer's principal executive offices: 767 Fifth Avenue New York, NY, 10153

## Item 2. Person Filing
Name of person filing: Ronald S. Lauder
Address of principal business office or, if none, residence: 767 Fifth Avenue, New York, NY 10153
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of April 8, 2026, the Reporting Person beneficially owns 79,699 shares of Class A Common Stock of the Issuer as follows: (i) 6,364 shares of Class A Common Stock and 6,364 shares of Class B Common Stock, par value $.01 per share, of the Issuer ("Class B Common Stock") held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust; and (ii) 66,971 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation. The Reporting Person disclaims beneficial ownership of: (i) 66,971 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation and (ii) 6,364 shares of Class A Common Stock and the 6,364 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust.

On April 8, 2026, the Reporting Person transferred 4,768,846 shares Class B Common Stock to RSL Shares Trust u/a/d March 2, 2026 ('RSL Shares Trust') for no consideration.
Percent of class:
The responses of the Reporting Person to Row (11) of the cover pages of this Schedule 13G are incorporated herein by reference. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 79,699 shares of Class A Common Stock, which would constitute 0.0002% of the number of shares of Class A Common Stock outstanding based on 247,219,699 outstanding shares Class A Common Stock as disclosed in the issuer's most recent 10-Q filed February 5, 2026.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders, and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 73,335 shares of Class A Common Stock and the 6,364 shares of Class B Common Stock for which the Reporting Person has voting power constitute 0.01% of the aggregate voting power of the Issuer.
Sole power to vote or to direct the vote:
12,728

The Reporting Person has sole voting power with respect to 12,728 shares of Class A Common Stock as follows: (i) 6,364 shares of Class A Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust and (ii) 6,364 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust.
Shared power to vote or to direct the vote:
66,971

The Reporting Person shares voting power with respect to 66,971 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation.
Sole power to dispose or to direct the disposition:
12,728

The Reporting Person has sole dispositive power with respect to 12,728 shares of Class A Common Stock as follows: (i) 6,364 shares of Class A Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust and (ii) 6,364 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust.
Shared power to dispose or to direct the disposition:
66,971

The Reporting Person shares dispositive power with respect to 66,971 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Aerin Lauder and Jane Lauder, as beneficiaries of The Descendants of Ronald S. Lauder 1966 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 6,364 shares of Class A Common Stock and the 6,364 shares of Class B Common Stock owned by The Descendants of Ronald S. Lauder 1966 Trust. The Ronald S. Lauder Foundation, of which the Reporting Person is Chairman of the Board of Directors, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 66,971 shares of Class A Common Stock owned by The Ronald S. Lauder Foundation.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of (a) William P. Lauder, Gary M. Lauder or a designee in lieu of one of them and (b) Ronald S. Lauder (or for one of his daughters), and one person, if any, designated by Ronald S. Lauder as a director of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A

List of Parties to the Stockholders' Agreement (as of April 10, 2025)

Ronald S. Lauder, (a) individually and (b) as Trustee of The Descendants of Ronald S. Lauder 1966 Trust

William P. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder, (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder, and (d) and The Leonard A. Lauder 2013 Revocable Trust

Gary M. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder, (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder, (d) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Danielle Lauder, (e) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Rachel Lauder, and (f) The Leonard A. Lauder 2013 Revocable Trust

LAL Family Partners L.P.

Carol S. Boulanger, (a) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

The Estee Lauder Companies Inc.

The Ronald S. Lauder Foundation

Aerin Lauder Zinterhofer, (a) individually, (b) as Trustee of the Trust Under Article 2 of The Zinterhofer 2008 Descendants Trust Agreement, (c) as Trustee of the Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor, and (d) as Trustee of the RSL Shares Trust u/a/d March 2, 2026

Jane Lauder, (a) individually, (b) as Trustee of the Trust Under Article 2 of The Zinterhofer 2008 Descendants Trust Agreement, and (c) as Trustee of the Jane A. Lauder 2003 Revocable Trust u/a/d November 6, 2003, Jane A. Lauder, as Grantor

Joel S. Ehrenkranz, as Trustee of The Leonard A. Lauder 2013 Revocable Trust

Roaring Fork Trust Company, Inc., (a) as Trustee of The LAL 2015 ELF Trust and (b) as Trustee of the Evelyn H. Lauder 2012 Marital Trust Two

## Signatures
- Ronald S. Lauder: /s/ Ronald S. Lauder, Ronald S. Lauder (04/24/2026)